UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                FiberCore, Inc.
                               -----------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                        --------------------------------
                         (Title of Class of Securities)

                                    31563B109
                                    ---------
                                 (CUSIP Number)

                             Bruce S. Coleman, Esq.
                               Coleman & Rhine LLP
                           1120 Avenue of the Americas
                            New York, New York 10036
                                  212-840-3330
                                  -------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 14, 1997
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with this statement [x]. A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: Six copies of this document, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  31563B109                            Page    2       of  6    Pages
          ------------                               ----------    -----


  1        NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Charles DeLuca ####-##-####
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)[ ]
                                                                   (b)[x]

  3        SEC USE ONLY


  4        SOURCE OF FUNDS*
           PF
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)    [  ]


  6       CITIZENSHIP OR PLACE OF ORGANIZATION
           United States

  7       SOLE VOTING POWER
           1,963,276

      NUMBER OF                          8           SHARED VOTING POWER
        SHARES                                         2,650,999
     BENEFICIALLY
       OWNED BY                          9           SOLE DISPOSITIVE POWER
         EACH
       REPORTING                                        1,963,276
         PERSON                         10           SHARED DISPOSITIVE POWER
         WITH                                            2,650,999


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,614,275
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [   ]

13        13.1%

14        TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.

                  This statement relates to the common stock, $0.001 par value per share (the "Common Stock") of FiberCore, Inc. (the "Issuer" or the "Company"), a Nevada corporation with its principal executive office at 174 Charlton Road, Sturbridge, Massachusetts 01566.

Item 2.  Identity and Background.

         (a)-(f)

         This  statement  is  being  filed by  Charles  DeLuca  (the  "Reporting
Person").

         The Reporting Person is a citizen of the United States, residing at 261 Foster Street, South Windsor, CT 06074. He is the Executive Vice President and Secretary of the Company and the General Manager of Automated Light Technologies, Inc., a wholly-owned subsidiary of the Company.

         During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The Reporting Person is a founder and an employee of the Company and acquired a majority of the securities reported hereby in exchange for services rendered to the Company and its predecessors. The Reporting Person acquired the remainder the securities reported hereby with his personal funds.

Item 4.  Purpose of the Transaction.

         The Reporting Person acquired the securities of the Issuer for investment.

         The Reporting Person may, in the future, acquire additional securities of the Issuer, through the exercise of options, pursuant to open market purchases, or otherwise. Similarly, he may in the future dispose of securities of the Issuer, through sales on the open market or otherwise. The Reporting Person was named as a "Selling Securityholder" in a Registration Statement on Form S-1 (file no. 333-10319) (the "Registration Statement"), which Registration Statement was declared effective by the Securities and Exchange Commission on January 14, 1997. The Reporting Person may sell, pledge or otherwise dispose of the securities of the Issuer pursuant to the registration Statement. The Reporting Person has no current plans with respect to the foregoing.

         The Reporting Person has no current plans or proposals with respect to:

         (i) Any extraordinary corporate transaction relating to the Issuer or any of its subsidiaries;

         (ii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (iii) Any change in the present Board of Directors or management of the Issuer; provided, however, that as an officer and director of the Issuer, the Reporting Person has been involved in discussions regarding the possible expansion of the Issuer's Board of Directors to include an independent, non-employee director;

         (iv) Any material change in the present capitalization of the Issuer;

         (v) Any other material change in Issuer's business or corporate structure;

         (vi) Any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (vii) Causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (viii) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

         (ix) any similar action to those enumerated above.

Item 5.           Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 1,963,276 shares of Common Stock, or 5.6% of the Common Stock of the Company. An additional 2,650,999 shares of Common Stock, or 7.5% of the Common Stock of the Company, are owned by the Reporting Person's wife, children and two trusts of which the Reporting Person's wife is a trustee. The total shares of Common Stock owned by the Reporting Person, his family and the trusts of which Ms. DeLuca is a trustee are 4,614,275 shares of Common Stock, or 13.1% of the Common Stock of the Company. The Reporting Person disclaims beneficial ownership of the shares of Common Stock owned by his family and the trusts.

         (b) The Reporting Person has sole voting and dispositive power with respect to 1,963,276 shares of Common Stock, or 5.6% of the Common Stock of the Company. The Reporting Person has shared voting and dispositive power with respect to an additional 2,650,999 shares of Common Stock, or 7.5% of the Common Stock of the Company.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With respect to Securities of the Issuer.

                  On November 27, 1996, the Reporting Person entered into a Voting Agreement (the "Voting Agreement") among the Company, the Reporting Person, Mohd A. Aslami, M. Mahmud Awan and AMP Incorporated pursuant to which the parties agreed to vote together to elect a slate of directors for the Board of Directors of the Company. The combined voting power of the four, including those shares of Common Stock as to which the Reporting Person disclaims beneficial ownership, is 21,005,775 shares of Common Stock, or 48.6% of the Common Stock of the Company. The Voting Agreement does not require the parties to vote together on any other matter. Reference is made to the full text of the Voting Agreement, attached as an Exhibit hereto, for the complete terms thereof.

Item 7.   Exhibits.

                  The following document is being filed herewith as an Exhibit:

         1. Voting Agreement dated as of November 27, 1996, among the Company, Mohd A. Aslami, Charles DeLuca, M. Mahmud Awan and
AMP Incorporated.

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 17, 1997




                                             /s/ Charles DeLuca
                                             -------------------
                                                 Charles DeLuca